   As filed with the Securities and Exchange Commission on February 21, 1997
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                AMENDMENT NO. 2
              HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                              (Name of the Issuer)

              HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                           HALL FINANCIAL GROUP, INC.
                        HALL APARTMENT ASSOCIATES, INC.
                                   CRAIG HALL
                    (Name of the Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS                     NONE
(Title of Class of Securities)             (CUSIP Number of Class of Securities)

                          ________________________

              Larry Levey                               Donald L. Braun
     Hall Institutional Mortgage Fund               Hall Financial Group, Inc.
          Limited Partnership                            750 North St. Paul
        4455 East Camelback Road                             Suite 200
              Suite A-200                               Dallas, Texas  75201
        Phoenix, Arizona  85018                            (214) 953-1155
             (602)840-0060

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                             Roger D. Arnold, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              1700 Pacific Avenue
                                   Suite 4100
                              Dallas, Texas  75201
                                 (214)969-2800

This statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [ ]  A tender offer.
     d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                           CALCULATION OF FILING FEE

         Transaction                                Amount of filing fee:

         valuation:                                 $

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                                       Page 1 of 10
     Form or Registration No.:
     Filing Party:                             Exhibit Index Appears on page 10
     Date Filed:

                                  INTRODUCTION


     This Rule 13e-3 Transaction Statement (this "Statement") is being filed by Hall Institutional Mortgage Fund Limited Partnership, an Arizona limited partnership (the "Partnership"), the issuer of the limited partnership units (the "Units") which are the subject of this Rule 13e-3 transaction, Hall Financial Group, Inc., a Delaware corporation and an affiliate of the Partnership (the "Purchaser"), Hall Apartment Associates, Inc., a Texas corporation and the managing general partner of the Partnership ("Hall Apartment Associates"), and Craig Hall, the controlling shareholder of both Hall Apartment Associates and the Purchaser. The Partnership's principal executive offices are located at 4455 East Camelback Road, Suite A-200, Phoenix, Arizona 85018. The principal executive offices of the Purchaser and Hall Apartment Associates and the business address of Craig Hall is 750 North St. Paul, Suite 200, Dallas, Texas 75201. This Statement is being filed in connection with a proposed sale of substantially all of the assets of the Partnership to the Purchaser and the subsequent dissolution of the Partnership. Concurrently with the filing of this Statement, the Partnership is filing preliminary solicitation materials under cover of Schedule 14A (the "Solicitation Statement") with the Securities and Exchange Commission relating to the solicitation of written consents of the limited partners of the Partnership with respect to the proposed sale. The cross reference sheet which follows is being supplied pursuant to General Instruction F to Schedule 13E-3. The cross reference sheet shows the location in the Solicitation Statement of the information required in response to each items of Schedule 13E-3 and such information is incorporated herein by reference in response to the appropriate item of Schedule 13E-3. A copy of the Solicitation Statement is attached as Exhibit (d)(1) hereto. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Solicitation Statement, it is so indicated in the cross reference sheet. All capitalized terms not defined herein shall have those meanings assigned to them in the Solicitation Statement.

                             Cross Reference Sheet
             (Pursuant to General Instruction F to Schedule 13E-3)

Schedule 13E-3
Item Number and Caption                                 Location in the Solicitation Statement
------------------------------------------------        -----------------------------------------------------------------
Item 1.   Issuer and Class of Security
          ----------------------------
          Subject to the Transaction.
          --------------------------

          (a)   . . . . . . . . . . . . . . .           "INTRODUCTION" and "CERTAIN INFORMATION CONCERNING THE
                                                        PARTNERSHIP AND THE PURCHASER--The Partnership" and
                                                        "--Description of the Partnership's Business."

          (b)   . . . . . . . . . . . . . . .           "INTRODUCTION," "SPECIAL FACTORS--Consent of Limited Partners,"
                                                        "MARKET FOR UNITS AND RELATED MATTERS" and Schedule I to the
                                                        Solicitation Statement entitled "Certain Information Regarding the Executive Officers and the Directors of the Managing General
                                                        Partner."

          (c)   . . . . . . . . . . . . . . .           "MARKET FOR UNITS AND RELATED MATTERS."

          (d)   . . . . . . . . . . . . . . .           "SELECTED FINANCIAL DATA" and "MARKET FOR UNITS AND MATTERS."

          (e)   . . . . . . . . . . . . . . .           Not applicable.

          (f)   . . . . . . . . . . . . . . .           "SPECIAL FACTORS--Fairness of the Proposal," "INTERESTS OF
                                                        CERTAIN PERSONS IN TRANSACTION" and "MARKET FOR UNITS AND
                                                        RELATED MATTERS."

Item 2.   Identity and Background.
          -----------------------

          (a)-(d), (g)  . . . . . . . . . . .           This Statement is being filed jointly by the Partnership, the
                                                        Purchaser, Hall Apartment Associates and Craig Hall.  The
                                                        Partnership is the issuer of the securities which are the
                                                        subject of this Rule 13e-3 transaction.  For further
                                                        information, see "INTRODUCTION," "SUMMARY," "CERTAIN INFORMATION
                                                        CONCERNING THE PARTNERSHIP AND THE PURCHASER--The Partnership,"
                                                        "--Managing General Partner and Management," "--The Purchaser,"
                                                        "--Description of the Partnership's Business," Schedule I to the
                                                        Solicitation Statement entitled "Certain Information Regarding the Executive Officers and the Directors of the Managing General
                                                        Partner" and Schedule II to the Solicitation Statement entitled
                                                        "Certain Information Regarding the Executive Officers and the
                                                        Directors of the Purchaser."

          (e)-(f)   . . . . . . . . . . . . .           To the best knowledge of the Partnership, the Purchaser, Hall
                                                        Apartment Associates and Craig Hall, other than the information furnished in "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP AND
                                                        THE PURCHASER--The

Schedule 13E-3
Item Number and Caption                                 Location in the Solicitation Statement
------------------------------------------------        -----------------------------------------------------------------
                                                        Purchaser," none of the persons or entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is
                                                        subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding of any violation of such laws.


Item 3.   Past Contracts, Transactions
          ----------------------------
          or Negotiations.
          ---------------

          (a)(1)  . . . . . . . . . . . . . .           "SPECIAL FACTORS--The Proposal" and "--Fairness of the
                                                        Proposal," "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP AND
                                                        THE PURCHASER--The Partnership," "--Description of the
                                                        Partnership's Business" and "--Specific Loans," "INTERESTS OF
                                                        CERTAIN PERSONS IN TRANSACTION" and "MARKET FOR UNITS AND
                                                        RELATED MATTERS."

          (a)(2) and (b)  . . . . . . . . . .           "SPECIAL FACTORS--The Proposal," "MATERIAL TERMS OF THE SALE
                                                        TRANSACTION," "INTERESTS OF CERTAIN PERSONS IN TRANSACTION" and
                                                        Annex C to the Solicitation Statement.

Item 4.   Terms of the Transaction.
          ------------------------

          (a)   . . . . . . . . . . . . . . .           "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS," "MATERIAL TERMS OF
                                                        THE SALE TRANSACTION" and Annex C to the Solicitation Statement.

          (b)   . . . . . . . . . . . . . . .           Not applicable.

Item 5.   Plans or Proposal of the
          ------------------------
          Issuer or Affiliate.
          -------------------

          (a), (b), (d) and (e)   . . . . . .           "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal,"
                                                        "--Effect of Approval of the Proposal," "MATERIAL TERMS OF THE
                                                        SALE TRANSACTION" and Annex C to the Solicitation Statement.

          (c)   . . . . . . . . . . . . . . .           Not applicable.

          (f) and (g)   . . . . . . . . . . .           "SPECIAL FACTORS--Effect of Approval of the Proposal" and
                                                        "CERTAIN INFORMATION

Schedule 13E-3
Item Number and Caption                                 Location in the Solicitation Statement
------------------------------------------------        -----------------------------------------------------------------
                                                        CONCERNING THE PARTNERSHIP AND THE PURCHASER-- Regulatory Proceedings."

Item 6.   Source and Amount of Funds
          --------------------------
          or Other Consideration.
          ----------------------

          (a) and (b)   . . . . . . . . . . .           "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal,"
                                                        "--Conflicts of Interest" and "--Fairness of the Proposal,"
                                                        "MATERIAL TERMS OF THE SALE TRANSACTION--The Asset Purchase
                                                        Agreement," "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP AND
                                                        THE PURCHASER--The Purchaser," "ESTIMATE OF ALLOCATIONS AND
                                                        DISTRIBUTIONS" and "SOLICITATION COSTS."

          (c)   . . . . . . . . . . . . . . .           Not applicable.

          (d)   . . . . . . . . . . . . . . .           Not applicable.

Item 7.   Purpose(s), Alternatives,
          -------------------------
          Reasons and Effects.
          -------------------

          (a) and (c)   . . . . . . . . . . .           "INTRODUCTION," "SUMMARY" and "SPECIAL FACTORS--The Proposal."

          (b)   . . . . . . . . . . . . . . .           "SPECIAL FACTORS--The Proposal" and "--Effect on the Partnership
                                                        and Limited Partners if Proposal is Not Accepted."

          (d)   . . . . . . . . . . . . . . .           "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal,"
                                                        "--Effect of Approval the Proposal," "--Consent of the Limited
                                                        Partners" and "--Effect on Partnership and Limited Partners if
                                                        Proposal is Not Approved," "CERTAIN INFORMATION CONCERNING THE
                                                        PARTNERSHIP AND THE PURCHASER--Regulatory Proceedings,"
                                                        "ESTIMATE OF ALLOCATIONS AND DISTRIBUTIONS," and "FEDERAL INCOME
                                                        TAX CONSEQUENCES."

Item 8.   Fairness of the Transaction.
          ---------------------------

          (a), (b), and (d)   . . . . . . . .           "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal" and
                                                        "--Fairness of the Proposal."

          (c)   . . . . . . . . . . . . . . .           "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--Consent of Limited
                                                        Partners," "--Conflicts of Interest" and "--Fairness of the
                                                        Proposal" and "VOTING PROCEDURES."

Schedule 13E-3
Item Number and Caption                                 Location in the Solicitation Statement
------------------------------------------------        -----------------------------------------------------------------
          (e) and (f)   . . . . . . . . . . .           "SUMMARY" and "SPECIAL FACTORS--Fairness of the Proposal."

Item 9.   Reports, Opinions, Appraisals
          -----------------------------
          and Certain Negotiations.
          ------------------------

          (a), (b), and (c)   . . . . . . . .           "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal,"
                                                        "--Conflicts of Interest" and "--Fairness of the Proposal" and
                                                        Annex A, B, D and E to the Solicitation Statement.

Item 10.  Interest in Securities of the
          -----------------------------
          Issuer.
          ------

          (a)   . . . . . . . . . . . . . . .           "SUMMARY," "SPECIAL FACTORS--Consent of Limited Partners,"
                                                        "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                                        MANAGEMENT," Schedule I to the Solicitation Statement entitled
                                                        "Certain Information Regarding the Executive Officers and the
                                                        Directors of the Managing General Partner" and Schedule II to
                                                        the Solicitation Statement entitled "Certain Information
                                                        Regarding the Executive Officers and the Directors of the
                                                        Purchaser."

          (b)   . . . . . . . . . . . . . . .           "SPECIAL FACTORS--Fairness of the Proposal," "MATERIAL TERMS OF
                                                        SALE TRANSACTION--The Asset Purchase Agreement," "INTERESTS OF
                                                        CERTAIN PERSONS IN TRANSACTION," "MARKET FOR UNITS AND RELATED
                                                        MATTERS" and Annex C to the Solicitation Statement.

Item 11.  Contracts, Arrangements or
          --------------------------
          Understandings with Respect
          ---------------------------
          to the Issuer's Securities.   . . .           "SPECIAL FACTORS--The Proposal," "MATERIAL TERMS OF THE
          --------------------------
                                                        TRANSACTION," "CERTAIN INFORMATION CONCERNING THE PARTNERSHIP
                                                        AND THE PURCHASER--Rights and Powers of Limited Partners,"
                                                        "--Term and Liquidation of the Partnership" and
                                                        "--Indemnification" and "INTERESTS OF CERTAIN PERSONS IN
                                                        TRANSACTION."

Item 12.  Present Intention and
          ---------------------
          Recommendation of Certain
          -------------------------
          Persons with Regard to the
          --------------------------
          Transaction.
          -----------

          (a)   . . . . . . . . . . . . . . .           "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--The Proposal" and
                                                        "--Consent of Limited Partners," and "SECURITY OWNERSHIP OF
                                                        CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

Schedule 13E-3
Item Number and Caption                                 Location in the Solicitation Statement
------------------------------------------------        -----------------------------------------------------------------
          (b)   . . . . . . . . . . . . . . .           "SUMMARY" and "SPECIAL FACTORS--Fairness of the Proposal."

Item 13.  Other Provisions of the
          -----------------------
          Transaction.
          -----------

          (a)   . . . . . . . . . . . . . . .           "SPECIAL FACTORS--Appraisal Rights" and "--Fiduciary
                                                        Responsibility of the Managing General Partner."

          (b)   . . . . . . . . . . . . . . .           "SPECIAL FACTORS--the Proposal" and "--Fairness of the
                                                        Proposal."

          (c)   . . . . . . . . . . . . . . .           Not applicable.

Item 14.  Financial Information.
          ---------------------

          (a)(1), (a)(2), (a)(3),
          and (a)(4)  . . . . . . . . . . . .           "SELECTED  FINANCIAL  DATA" and "The Financial Statements."

          (b)(1), (b)(2), and (b)(3)  . . . .           "PRO FORMA BALANCE SHEET" and "ESTIMATE OF ALLOCATIONS
                                                        DISTRIBUTIONS."


Item 15.  Persons and Assets Employed,
          ----------------------------
          Retained or Utilized.
          --------------------

          (a) and (b)   . . . . . . . . . . .           "VOTING PROCEDURES" and "SOLICITATION COSTS."

Item 16.  Additional Information  . . . . . .           See Letter to the Limited Partners filed as Exhibit (d)(2) and
          ----------------------                        the Solicitation Statement filed as Exhibit (d)(1) herewith.

Item 17.  Material to be Filed as
          -----------------------
          Exhibits.
          --------

          99(a)   . . . . . . . . . . . . . .           Not applicable.

          99(b)(1)  . . . . . . . . . . . . .           Copy of the Valuation Report of Bryan E. Humphries and
                                                        Associates prepared in March 1996 (attached as Annex A to the
                                                        Solicitation Statement which is filed herewith as Exhibit
                                                        99(d)(1)).

          99(b)(2)  . . . . . . . . . . . . .           Copy of Appraisals performed by Bryan E. Humphries and
                                                        Associates (filed by paper pursuant to Regulation S-T, Rule
                                                        202)(a Summary of the Appraisals is attached as Annex E to the
                                                        Solicitation Statement which is filed herewith as Exhibit
                                                        99(d)(1)).

          99(b)(3)  . . . . . . . . . . . . .           Copy of the Fairness Opinion of Principal Financial Securities,
                                                        Inc. (attached as Annex B to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

Schedule 13E-3
Item Number and Caption                                 Location in the Solicitation Statement
------------------------------------------------        -----------------------------------------------------------------
          99(b)(4)  . . . . . . . . . . . . .           Copy of projections provided by Partnership to Principal
                                                        Financial for Fairness Opinion (a Summary of the Projections is
                                                        attached as Annex D to the  Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

          99(b)(5)  . . . . . . . . . . . . .           Copy of Valuation Report of Bryan E. Humphries and Associates
                                                        prepared in October 1995.

          99(c)(1)  . . . . . . . . . . . . .           Asset Purchase Agreement, dated as of October 15, 1996 (attached as Annex C to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

          99(c)(2)  . . . . . . . . . . . . .           Hall Institutional Mortgage Fund Limited Partnership Amended and
                                                        Restated Certificate and Agreement of Limited Partnership, filed as Exhibit A to the Post-Effective Amendment No. 3 to the
                                                        Partnership's Registration Statement on Form S-11 (Registration
                                                        No. 2-94249) and incorporated herein by reference.

          99(d)(1)  . . . . . . . . . . . . .           Copy of the Solicitation Statement.

          99(d)(2)  . . . . . . . . . . . . .           Copy of the Letter to the Limited Partners of the Partnership
                                                        (attached to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

          99(d)(3)  . . . . . . . . . . . . .           Form of Ballot (attached to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

          99(f)   . . . . . . . . . . . . . .           Estimated Consent Solicitation Fee Schedule from The Herman
                                                        Group, Inc.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of February 21, 1997.

                           HALL INSTITUTIONAL MORTGAGE FUND LIMITED
                           PARTNERSHIP, an Arizona limited partnership

                                 By:  HALL PENSION FUND ASSOCIATES, LTD.
                                      its General Partner

                                      By:  HALL 1985 MANAGEMENT ASSOCIATES, LTD.
                                           its General Partner

                                           By:  HALL APARTMENT ASSOCIATES, INC.,
                                                its General Partner

                                                By:  /s/Larry Levey
                                                     ---------------
                                                     Larry Levey
                                                     Vice President


                            HALL FINANCIAL GROUP, INC.

                            By:  /s/Donald L. Braun
                                 --------------------------
                                 Donald L. Braun
                                 Chief Financial Officer


                            HALL APARTMENT ASSOCIATES, INC.

                            By:  /s/ Larry Levey
                                 --------------------------
                                 Larry Levey
                                 Vice President


                            /s/Craig Hall
                            -------------------------------
                            Craig Hall

                                 EXHIBIT INDEX

    Exhibit                                                                                    Sequentially
    Number                                        Exhibit                                      Numbered Page
    ------                                        -------                                      -------------
   99(b)(1)     Copy  of the Valuation Report of Bryan E. Humphries and Associates prepared in March 1996  (attached as Annex A to  the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

   99(b)(2)     Copy of  Appraisals performed by Bryan  E. Humphries  and Associates (filed by  paper  pursuant  to  Regulation  S-T,  Rule  202)  (a  Summary  of  the
                Appraisals is attached as  Annex E to  the Solicitation Statement which  is filed herewith as Exhibit 99(d)(1)).

   99(b)(3)     Copy  of  the  Fairness Opinion  of  Principal  Financial Securities,  Inc.
                (attached as Annex B to the Solicitation Statement which is  filed herewith as Exhibit 99(d)(1)).

  **99(b)(4)    Copy  of  projections provided  by Partnership  to Principal  Financial for
                Fairness Opinion (a  Summary of the Projections  is attached as Annex D  to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

  **99(b)(5)    Copy of Valuation Report of Bryan E. Humphries and  Associates  prepared in
                October 1995.

   99(c)(1)     Asset Purchase Agreement, dated as of October 15, 1996  (attached as  Annex
                C  to  the  Solicitation  Statement  which  is  filed  herewith  as Exhibit
                99(d)(1)).

   99(c)(2)     Hall Institutional Mortgage  Fund Limited Partnership Amended and  Restated
                Certificate  and Agreement  of Limited Partnership,  filed as  Exhibit A to
                the  Post-Effective   Amendment  No. 3  to the  Partnership's  Registration
                Statement on  Form S-11 (Registration  No. 2-94249) and incorporated herein by reference.

   *99(d)(1)    Copy of the Solicitation Statement.

   99(d)(2)     Copy of the Letter to the Limited Partners of  the Partnership (attached to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

   *99(d)(3)    Form of Ballot.

    **99(f)     Estimated Consent Solicitation Fee Schedule from The Herman Group, Inc.


*Filed herewith.
**Previously filed.





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